Exhibit 99.(d)(2)(H)(ii)

FIRST AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This First Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is effective as of September 15, 2026, by and among American Beacon Funds, a Massachusetts Business Trust (“Trust”), American Beacon Advisors, Inc., a Delaware corporation (the “Manager”), and Stephens Investment Management Group, LLC, an Arkansas limited liability company (the “Adviser”).

WHEREAS, the Trust, the Manager and the Adviser entered into an Investment Advisory Agreement dated as of December 31, 2025 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.	Amendment to Agreement.

Effective immediately, the Section 4. Compensation of the Advisor is hereby deleted and replaced with the following:

4. Compensation of the Adviser. For the services to be rendered by the Adviser as provided in Sections 1, 2, and 3 of this Agreement, the Trust shall pay to the Adviser compensation at the rate specified in Schedule(s) attached hereto and made a part of this Agreement. Such compensation shall be accrued daily and paid to the Adviser monthly in arrears, and the Trust shall calculate the fee by applying the annual percentage rate(s) as specified in the attached Schedule(s) to the average daily assets of the specified Portfolios during the relevant month. Solely for the purpose of calculating the applicable annual percentage rates specified in the attached Schedule(s), there shall be included such other assets as are specified in said Schedule(s). The Trust is solely responsible for the payment of fees to the Adviser.

The Adviser agrees: (1) that the blended fee rate in basis points contracted hereunder with respect to the Funds listed in the Schedule(s) attached hereto will not exceed the blended fee rate in basis points contracted with an account managed according to similar investment objectives and investment strategy, with similar servicing requirements and of the same or smaller size (including other accounts managed for the same client); and (2) that the actual annual dollar fee paid by any other client of the same or larger size for whom the Adviser provides investment advisory services under an asset based fee arrangement (i.e., not a performance fee arrangement) for an account managed according to similar investment objectives, with similar servicing requirements will not be less than the actual annual dollar fee paid hereunder. In the event that the fee charged hereunder exceeds the fee charged to an account described in (1) or (2) above, the Adviser shall promptly notify the Manager and the fee charged hereunder shall automatically be reduced to match the fee charged to such other account from the time such fee is charged to such other account.

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This paragraph shall not apply to (i) accounts of private investment companies which the Adviser advises or sub-advises which are unregistered with the Securities and Exchange Commission pursuant to an exemption as contained in Section 3(c)(1) or 3(c)(7) of the Investment Company Act or (ii) any agreement to advise or sub-advise all or a portion of one registered investment company entered into by the Adviser between September 15, 2026 and September 30, 2026.

The Adviser shall bear all expenses incurred by it and its staff with respect to all activities in connection with the performance of the Adviser’s services under this Agreement, including but not limited to salaries, benefits, overhead, travel, and preparation of reports. Upon request by the Manager, the Adviser agrees to reimburse the Manager for costs associated with certain supplements to the Fund’s disclosure documents (“Supplements”). Such Supplements include those generated due to changes by Adviser requiring prompt disclosure in the Trust’s prospectus or statement of additional information, and/or the filing of an information statement and for which, at the time of notification by Adviser to Manager of such changes, the Trust is not already generating a supplement or information statement for other purposes or for which the Manager may not be able to reasonably add such changes to a pending supplement or information statement. Such changes by Adviser include, but are not limited to, changes to its structure, to key investment personnel, to investment style or management, or a change in “control” (as defined in the Investment Company Act) of the Adviser. The Adviser shall reimburse the Manager or the Trust, as applicable, for all reasonable costs associated with generating such Supplements, and/or any required Board and/or proxy expenses related to approving a change in control of the Adviser. Reimbursable costs may include, but are not limited to, costs of preparation, filing, printing, postage, and/or distribution of such Supplements to all existing Fund shareholders.

2.	Miscellaneous.

(a) Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b) This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

Stephens Investment Management Group, LLC		American Beacon Advisors, Inc.

By:	/s/ Michael Nolte	By:	/s/ Paul B. Cavazos
Name:	Michael Nolte		Paul B. Cavazos
Title:	Chief Operating Officer		Senior Vice President

American Beacon Funds

By:	/s/ Rebecca L. Harris
Name:	Rebecca L. Harris
Title:	Senior Vice President
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